SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Eaton Personal Investment Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Eaton Corporation
1111 Superior Avenue
Cleveland, Ohio 44114-2584
SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(Name of Plan) EATON PERSONAL INVESTMENT PLAN
Date: June 23, 2010	By:	Eaton Corporation Pension
Administration Committee

	By:	/s/ B. K. Rawot
B. K. Rawot
Senior Vice President and Controller Eaton Corporation

EATON PERSONAL INVESTMENT PLAN
FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
December 31, 2009

INDEX

Page
Report of Independent Registered Public Accounting Firm

Financial Statements:

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 14

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Pension Administration Committee and the Pension Investment Committee — Eaton Corporation
We have audited the accompanying Statement of Net Assets Available for Benefits of the EATON PERSONAL INVESTMENT PLAN as of December 31, 2009 and 2008 and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Eaton Personal Investment Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ MEADEN & MOORE, LTD.
MEADEN & MOORE, LTD.
Certified Public Accountants
June 22, 2010
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
Eaton Personal Investment Plan

	December 31
	2009	2008
ASSETS
Receivable — Employer contributions	$2,813	$—
Receivable — Employee contributions	47,276	—
Receivable — Interest	2,077	—

Total Receivables	52,166	—

Investments:
Plan interest in Eaton Employee Savings Trust	67,421,191	58,723,816
Plan interest in Eaton Employee Savings Trust — Eaton Stable Value Fund	8,676,310	8,256,608

Total Master Trust Investments	76,097,501	66,980,424
Participant Loans	2,452,521	2,453,492

Total Investments	78,550,022	69,433,916

Net Assets Available for Benefits at Fair Value	78,602,188	69,433,916

Adjustment from fair value to contract value for fully benefit- responsive investment contract	(155,548)	99,563

Net Assets Available for Benefits	$78,446,640	$69,533,479

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Eaton Personal Investment Plan

	Year Ended December 31
	2009	2008
Additions to Net Assets Attributed to:
Contributions:
Employer	$295,940	$546,351
Employee	3,495,323	4,738,073
Rollover	53,790	651,232

	3,845,053	5,935,656

Plan interest in Eaton Employee Savings Trust investment gain	11,683,241	—
Interest and dividend income	160,229	205,740

Total Additions before Transfers	15,688,523	6,141,396

Transfers from other plans	43,611	23,899

Total Additions	15,732,134	6,165,295

Deductions from Net Assets Attributed to:
Plan interest in Eaton Employee Savings Trust investment loss	—	23,228,220
Benefits paid to participants	6,752,515	12,139,810
Administrative expenses	32,823	31,087

Total Deductions before Transfers	6,785,338	35,399,117

Transfers to other plans	33,635	216,640

Total Deductions	6,818,973	35,615,757

Net Increase/(Decrease)	8,913,161	(29,450,462)

Net Assets Available for Benefits:
Beginning of Year	69,533,479	98,983,941

End of Year	$78,446,640	$69,533,479

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
Eaton Personal Investment Plan
1	Description of Plan

The following description of The Eaton Personal Investment Plan (“the Plan”) provides only general information. Participants should refer to the Plan document and summary plan description, which is available from the Company’s Human Resources Department upon request, for a complete description of the Plan’s provisions.

General:

Effective July 1, 1996, Eaton Corporation (the Company, or the Plan Sponsor) established the Plan. On May 1, 1998, the Company amended the Plan and restated certain articles therein to qualify the Plan as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the Code), and include a cash or deferred arrangement that is intended to qualify under Section 401(k) of the Code. Effective January 1, 2002, the Plan was amended and restated and renamed the Eaton Personal Investment Plan.

Eligibility:

The Plan provides that all union employees that belong to IAM Local 78 and IAM Local 1061, Milwaukee, Wisconsin; USWA Local 7509, Shelbyville, Tennessee; UAW Local 164, Auburn, Indiana; Metal Processors Union IUAP and NW AFL-CIO Local 16, Rochelle, Illinois; UAW Local 220, Marshall, Michigan; IAM and Aerospace Workers, Local 77, Eden Prairie, Minnesota; Beaver Salaried Employees Association and IBEW, AFL-CIO, Local 201, Beaver, Pennsylvania; IBEW, AFL-CIO, Local 1833, Horseheads, New York; UAW Local 1609, Winamac, Indiana; UPIU Local 7171 & Local 7565, Omaha, Nebraska; IAMAW Local 725, Los Angeles, California; IAM Local 70, Hutchinson, Kansas; UPIU Local 7967, Cleveland, Ohio; UAW Local 1966 and UAW Local 475, Jackson, Michigan; IUE Local 792, Jackson, Mississippi; IAMAW Local 2528, Hohenwald, Tennessee; PACE — Local 7433, Saginaw, Michigan; UAW Local 1404, Columbia City, Indiana; IAM Lodge 1165, Lincoln, Illinois; United Employees Union, Elizabeth, New Jersey; Eagle American Shop Union, Warwick, RI; International Association of Machinists and Aerospace Workers, AFL-CIO, Portage, MI; and UAW Local 2262, Euclid, OH, will be eligible for membership in the Plan on the date at which the employee has completed the specified probationary period as stated in the applicable collective bargaining agreement.

Contributions:

Employee Contributions — Employees may make before-tax or after-tax contributions with maximum employee contribution percentages determined by the applicable collective bargaining agreement. Catch-up contributions are permitted in the Plan, allowing participants age 50 and older to defer an additional amount of their compensation as prescribed by the Internal Revenue Code.

NOTES TO FINANCIAL STATEMENTS
Eaton Personal Investment Plan
1	Description of Plan, Continued

Contributions, Continued:

Employer Contributions — Certain eligible participants of the Plan may receive a Company matching contribution of 50% up to 6% of their compensation or 25% up to 6% of their compensation, depending on the location. Eligible participants may also receive a profit-sharing contribution, depending on the location. The Company matching contribution was suspended for the Beaver, Pennsylvania, and Horseheads, New York locations effective with the first full pay period beginning after July 17, 2009. The Company matching contribution is being reinstated for the Beaver, Pennsylvania, and Horseheads, New York locations effective July 1, 2010.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.

Participants’ Accounts:

Each participant’s account is credited with the participant’s contributions, Company matching contributions, and an allocation of the Plan’s earnings and is charged with an allocation of administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting:

All participants are 100% vested, subject to certain provisions as defined by the Plan, in elective deferrals, company contributions, and rollover contributions made to the Plan, and actual earnings thereon.

Participants’ Loans:

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance, reduced by their highest outstanding loan balance during the preceding 12 months. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate based on the prime interest rate as determined by the Trustee. Principal and interest are paid through payroll deduction.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

NOTES TO FINANCIAL STATEMENTS
Eaton Personal Investment Plan
1	Description of Plan, Continued

Payment of Benefits:

Upon termination of service, retirement, death or total and permanent disability, a participant is eligible to receive a lump sum amount equal to the value of his or her account. A participant may choose to take partial withdrawals.

Investment Options:

Employee contributions may be invested in any of the fund options available under the Plan.

2	Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Eaton Personal Investment Plan (the Plan) are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition:

The Plan’s trustee is Fidelity Management Trust Company, and the Plan’s investments, excluding participant loans, were invested in the Eaton Employee Savings Trust (Master Trust), which was established for the investment of assets of the Plan and the Eaton Savings Plan. The fair value of the Plan’s interest in the individual funds of the Master Trust is based on the value of the Plan’s interest in the fund as of January 1, 2002 plus actual contributions and allocated investment income (loss) less actual distributions.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Common/collective trust funds and pooled separate accounts are valued at the redemption value of the units held at year-end. Participant loans are valued at cost, which approximates fair value. The Eaton Stable Value Fund invests primarily in investment contracts issued by insurance companies, banks or other financial institution, including investment contracts backed by high-quality fixed income securities.

Under the revised accounting standards, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

NOTES TO FINANCIAL STATEMENTS
Eaton Personal Investment Plan
2	Summary of Significant Accounting Policies, Continued

Investment Valuation and Income Recognition, Continued:

Purchases and sales of securities are recorded on a trade-date basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

All administrative costs, management fees and expenses of the Plan are paid by the trustee from the Master Trust unless such costs, fees and expenses are paid by the Company. The Company elected to pay certain administrative costs during 2009 and 2008 on behalf of the Plan. Certain transaction costs are paid by employees.

Plan Termination:

The Company may amend, modify, suspend, or terminate the Plan. No amendment, modification, suspension, or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Risks and Uncertainties:

The Master Trust’s investments include investments, as listed in Footnote 4, with varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

Reclassifications:

Certain prior year amounts have been reclassified to conform with the current years presentation.

NOTES TO FINANCIAL STATEMENTS
Eaton Personal Investment Plan
3	Tax Status

On May 16, 2003, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

4	Investments

Fidelity Management Trust Company, trustee and recordkeeper of the Plan, holds the Plan’s investment assets and executes investment transactions, and all investment assets of the Plan, except for participant loans, are pooled for investment purposes in the Master Trust.

A summary of the assets of the Master Trust is as follows:

	2009	2008
Registered investment companies	$1,222,481,794	$947,981,290
Eaton common shares	566,855,536	458,101,411
Common collective trusts	181,006,642	201,747,771
U.S. government securities	115,814,070	96,371,693
Guaranteed investment contracts	112,783,573	119,563,824
Interest-bearing cash	48,056,220	45,304,644
Corporate debt instruments	40,675,433	54,137,923
Receivables	13,517,793	11,755,944
Non interest-bearing cash	9,417	—
Liabilities	(12,943,413)	(7,440,527)
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(2,393,042)	1,632,175

Total Investments	$2,285,864,023	$1,929,156,148

The Plan had a 3.3% and 3.5% interest in the assets of the Master Trust as of December 31, 2009 and 2008, respectively.

Investment income and administrative expenses relating to the Master Trust are allocated to the individual Plans based upon the average balance invested by each Plan in each of the individual funds of the Master Trust. A summary of the Master Trust’s net investment income allocated to the participating Plans for the year ended December 31, 2009 and 2008, is as follows:

NOTES TO FINANCIAL STATEMENTS
Eaton Personal Investment Plan
4	Investments, Continued

	2009	2008
Interest and dividend income	$42,408,799	$64,413,793
Net appreciation in fair value of investment funds:
Registered investment companies	228,371,890	(516,817,688)
Separate accounts	130,869,711	(378,690,874)
Common collective trusts	32,793,242	(52,253,485)

	$434,443,642	$(883,348,254)

At December 31, 2009 and 2008, respectively, the Eaton Fixed Income Fund was comprised of U.S. government securities (69% and 57%), corporate debt instruments (24% and 32%), interest-bearing and non interest-bearing cash (5% and 6%), and other investments (2% and 5%).

The Master Trust funds are invested in various investments through the Fidelity Management Trust Company. Investments which constitute more than 5% of the Master Trust’s net assets are:

	2009	2008
Eaton Stable Value Fund	$130,724,187	$137,217,538
Fidelity Contrafund	$137,679,930	$110,825,820
Vanguard Institutional Index	$138,868,213	$115,777,490
EB Money Market Fund	$155,936,734	$177,522,862
Eaton Fixed Income Fund	$167,290,070	$169,955,591
Eaton Common Shares Fund ( unitized fund consisting of Eaton Shares and cash)	$580,209,860	$466,831,646
5	Party-in-Interest Transactions

Party-in-interest transactions included the investments in the common stock of Eaton and the investment funds of the trustee and the payments of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2009 and 2008, the Master Trust received $18,218,408 and $16,649,395, respectively, in common stock dividends from the Company.

NOTES TO FINANCIAL STATEMENTS
Eaton Personal Investment Plan
6	Recently Issued Accounting Pronouncements

In 2009, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Codification, which establishes a sole source of U.S. authoritative generally accepted accounting principles (GAAP). The Codification is meant to simplify user access to all authoritative accounting standards by reorganizing U.S. GAAP pronouncements into approximately ninety accounting topics within a consistent structure; its purpose is not to create new accounting and reporting standards. Pursuant to the provisions of the Codification, the Plan has updated references to U.S. GAAP in these financial statements. The adoption of the Codification did not have a material effect on the net assets available for benefits and changes in those net assets.

In 2009, the Plan adopted the new Subsequent Events Standard, as amended, which established general guidance for accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued. The Plan has evaluated subsequent events through the date the financial statements were issued, and reports that the Company matching contribution is being reinstated for the Beaver, Pennsylvania, and Horseheads, New York locations effective July 1, 2010.

In 2009, the Plan adopted the additional required guidance of the Fair Value Measurements and Disclosures Standard. This standard addresses accounting and disclosures related to non-financial assets and liabilities, primarily goodwill, intangible assets, non-financial assets and liabilities related to acquired businesses, and impairment and restructuring activities. In 2009, the Plan also adopted the revised guidance for measuring liabilities at fair value. This guidance addresses circumstances in which a quoted price in an active market for the identical liability is not available. The adoption of these standards did not have a material effect on the net assets available for benefits and changes in those net assets.
7	Benefit-Responsive Investment Fund

The Plan holds the Eaton Stable Value Fund, a fund managed by Vanguard, that invests in benefit-responsive investment contracts. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The traditional guaranteed investment contract issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan and the synthetic contract issuers are contractually obligated to guarantee the payment of a specific interest rate to the Plan.

As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Vanguard, represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

NOTES TO FINANCIAL STATEMENTS
Eaton Personal Investment Plan
7	Benefit-Responsive Investment Fund

The average market yield of the Fund for 2009 and 2008 was 4.03% and 4.38%, respectively. This yield is calculated based on actual investment income from the underlying investments for the last month of the year, annualized and divided by the fair value of the investment portfolio on the report date. The average yield of the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund was 3.13% and 3.86%, respectively.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

The fair value is based on various valuation approaches dependent on the underlying investments of the contract.

Certain events limit the ability of the Plan to transact at contract value with the issuers. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable.

The issuer may terminate the contract for cause at any time.
8	Fair Value Measurements

In the first quarter 2008, the Plan adopted ASC 820, “Fair Value Measurements and Disclosures,” which became effective on January 1, 2008. ASC 820, which applies to financial assets and liabilities, establishes a framework for measuring fair value, establishes a fair value hierarchy based on inputs used to measure fair value, and expands disclosure about fair value measurements. Adopting this statement has not had an effect on the Plan’s net assets available for benefits and changes in those net assets.

In accordance with ASC 820, the Plan has categorized the financial instruments, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

• Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

• Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTES TO FINANCIAL STATEMENTS
Eaton Personal Investment Plan
8 Fair Value Measurements, Continued
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Registered investment companies (mutual funds), and separate accounts: Valued at the net asset value (NAV) of shares held by the Plan at year end. Separate accounts may include U.S. government securities and corporate debt securities.
Common collective trusts: Valued at the net unit value of units held by the trust at year end. The unit value is determined by dividing the Total Value of fund Assets by the Total Number of Units of the Fund owned.
Participant loans: Valued at amortized cost, which approximates fair value.
Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3
	Fair Value	Fair Value	Fair Value	Totals
Registered investment companies
Large-cap equity funds	$17,031,598	$—	$—	$17,031,598
Balanced funds	6,153,849	—	—	6,153,849
International equity funds	4,144,006	—	—	4,144,006
Bond funds	2,230,267	—	—	2,230,267
Mid-cap equity funds	1,849,489	—	—	1,849,489
Small-cap equity funds	1,171,931	—	—	1,171,931
REIT funds	333,372	—	—	333,372
World equity funds	110,637	—	—	110,637

Total	33,025,149	—	—	33,025,149

NOTES TO FINANCIAL STATEMENTS
Eaton Personal Investment Plan
8 Fair Value Measurements, Continued

	Level 1	Level 2	Level 3
	Fair Value	Fair Value	Fair Value	Totals
Guaranteed investment contracts
Stable value funds	—	8,676,310	—	8,676,310

Common collective trusts
Money market funds	—	7,426,871	—	7,426,871
Asset allocation funds	—	2,620,631	—	2,620,631
Bond funds	—	1,918,128	—	1,918,128
International equity funds	—	1,161,009	—	1,161,009
Mid-cap equity funds	—	724,251	—	724,251

Total	—	13,850,890	—	13,850,890

Separate accounts
Company stock funds	—	10,728,356	—	10,728,356
Bond funds	—	9,816,796	—	9,816,796

Total	—	20,545,152	—	20,545,152

Participant loans	—	—	2,452,521	2,452,521

Total assets at fair value	$33,025,149	$43,072,352	$2,452,521	$78,550,022

The following table sets forth by level on a recurring basis, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3
	Fair Value	Fair Value	Fair Value	Totals
Registered investment companies
Large-cap equity funds	$14,318,323	$—	$—	$14,318,323
Balanced funds	5,631,337	—	—	5,631,337
International equity funds	2,841,627	—	—	2,841,627
Bond funds	1,721,701	—	—	1,721,701
Mid-cap equity funds	1,323,595	—	—	1,323,595
Small-cap equity funds	915,464	—	—	915,464
REIT funds	250,984	—	—	250,984
World equity funds	84,391	—	—	84,391

Total	27,087,422	—	—	27,087,422

NOTES TO FINANCIAL STATEMENTS
Eaton Personal Investment Plan
8 Fair Value Measurements, Continued

	Level 1	Level 2	Level 3
	Fair Value	Fair Value	Fair Value	Totals
Guaranteed investment contracts
Stable value funds	—	8,256,608	—	8,256,608

Common collective trusts
Money market funds	—	8,189,947	—	8,189,947
Asset allocation funds	—	2,068,753	—	2,068,753
Bond funds	—	1,892,789	—	1,892,789
International equity funds	—	966,382	—	966,382
Mid-cap equity funds	—	618,122	—	618,122

Total	—	13,735,993	—	13,735,993

Separate accounts
Bond funds	—	9,882,845	—	9,882,845
Company stock funds	—	8,017,556	—	8,017,556

Total	—	17,900,401	—	17,900,401

Participant loans	—	—	2,453,492	2,453,492

Total assets at fair value	$27,087,422	$39,893,002	$2,453,492	$69,433,916

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

Participant
Loans
Balance, beginning of year	$2,453,492
Borrowings and repayments (net)	(971)

Balance, end of year	$2,452,521

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant
Loans
Balance, beginning of year	$2,654,649
Borrowings and repayments (net)	(201,157)

Balance, end of year	$2,453,492

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Eaton Personal Investment Plan
EIN 34-0196300
Plan Number 162
December 31, 2009

	(b)	( c )
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
*	Interest in Eaton Employee Savings Trust Master Trust	Master Trust	N/A	$67,421,191
*	Eaton Stable Value Fund - see Footnote 1	Guaranteed Investment Contract	N/A	8,520,762
*	Participant Loans	4%-9.5%, various maturity dates	N/A	2,452,521

				$78,394,474

Footnote 1	— denotes contract value

*	Party-in-interest to the Plan.

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-150637 and Form S-8 No. 133-166331) pertaining to the Eaton Personal Investment Plan of our report dated June 22, 2010, with respect to the financial statements of the Eaton Personal Investment Plan included in this Annual Report (Form 11-K) for the years ended December 31, 2009 and 2008.
/s/ Meaden & Moore, Ltd
Meaden & Moore, Ltd
Cleveland, Ohio
June 22, 2010